FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2014 Third Quarter

(April 1, 2013 through December 31, 2013)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2014 Third Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

February 4, 2014

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	:	7203
URL Representative	: :	http://www.toyota.co.jp Akio Toyoda, President
Contact person	:	Hiroshi Nishida, Project General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	February 10, 2014
Payment date of cash dividends	:	—
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2014 First Nine Months (April 1, 2013 through December 31, 2013)

(1)	Consolidated financial results (For the nine months ended December 31)

	(% of change from previous first nine months)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2014 first nine months	19,122,529	17.8	1,855,984	126.8	2,022,481	118.5	1,526,087	135.4
FY2013 first nine months	16,227,106	26.0	818,507	598.9	925,786	369.5	648,183	298.8

(Note)  Comprehensive income: FY2014 first nine months 2,558,475 million yen (159.4%), FY2013 first nine months 986,472 million yen (— %)

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2014 first nine months	481.60	481.27
FY2013 first nine months	204.68	204.67

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2014 third quarter	40,518,144	14,883,462	14,210,095	35.1
FY2013	35,483,317	12,772,856	12,148,035	34.2

2.	Cash dividends

	Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2013	—	30.00	—	60.00	90.00
FY2014	—	65.00	—
FY2014 (forecast)				—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of consolidated results for FY2014 (April 1, 2013 through March 31, 2014)

	(% of change from FY2013)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2014	25,500,000	15.6	2,400,000	81.7	2,530,000	80.2	1,900,000	97.5	599.50

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter
(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock): FY2014 third quarter 3,447,997,492 shares, FY2013 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2014 third quarter 278,666,087 shares,
FY2013 280,568,824 shares

(iii)	Average number of shares issued and outstanding in each period: FY2014 first nine months 3,168,760,703 shares,
FY2013 first nine months 3,166,813,036 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Qualitative Information Concerning Consolidated Financial Results for FY2014 First Nine Months

(1) Financial Results

Consolidated vehicle unit sales in Japan and overseas increased by 156 thousand units, or 2.3%, to 6,785 thousand units in FY2014 first nine months (the nine months ended December 31, 2013) compared with FY2013 first nine months (the nine months ended December 31, 2012). Vehicle unit sales in Japan decreased by 26 thousand units, or 1.6%, to 1,642 thousand units in FY2014 first nine months compared with FY2013 first nine months. Meanwhile, overseas vehicle unit sales increased by 182 thousand units, or 3.7%, to 5,143 thousand units in FY2014 first nine months compared with FY2013 first nine months.

As for the results of operations, net revenues increased by 2,895.4 billion yen, or 17.8%, to 19,122.5 billion yen in FY2014 first nine months compared with FY2013 first nine months, and operating income increased by 1,037.4 billion yen, or 126.8%, to 1,855.9 billion yen in FY2014 first nine months compared with FY2013 first nine months. The factors contributing to an increase in operating income were the effects of changes in exchange rates of 800.0 billion yen, cost reduction efforts of 210.0 billion yen, marketing efforts of 140.0 billion yen, and other factors of 67.4 billion yen. On the other hand, the factor contributing to a decrease in operating income was the increase in expenses and others of 180.0 billion yen. Income before income taxes and equity in earnings of affiliated companies increased by 1,096.6 billion yen, or 118.5%, to 2,022.4 billion yen in FY2014 first nine months compared with FY2013 first nine months. Net income attributable to Toyota Motor Corporation increased by 877.9 billion yen, or 135.4%, to 1,526.0 billion yen in FY2014 first nine months compared with FY2013 first nine months.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 2,711.7 billion yen, or 18.1%, to 17,729.8 billion yen in FY2014 first nine months compared with FY2013 first nine months, and operating income increased by 1,081.8 billion yen, or 199.7%, to 1,623.6 billion yen in FY2014 first nine months compared with FY2013 first nine months. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 204.7 billion yen, or 24.2%, to 1,052.5 billion yen in FY2014 first nine months compared with FY2013 first nine months. However, operating income decreased by 42.9 billion yen, or 17.6%, to 200.6 billion yen in FY2014 first nine months compared with FY2013 first nine months. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 28.4 billion yen, or 3.8%, to 786.4 billion yen in FY2014 first nine months compared with FY2013 first nine months, and operating income increased by 3.0 billion yen, or 8.2%, to 40.9 billion yen in FY2014 first nine months compared with FY2013 first nine months.

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Geographic Information

(i) Japan:

Net revenues in Japan increased by 1,105.3 billion yen, or 11.8%, to 10,487.8 billion yen in FY2014 first nine months compared with FY2013 first nine months, and operating income increased by 894.9 billion yen, or 335.8%, to 1,161.4 billion yen in FY2014 first nine months compared with FY2013 first nine months. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 1,636.0 billion yen, or 35.8%, to 6,204.8 billion yen in FY2014 first nine months compared with FY2013 first nine months, and operating income increased by 109.3 billion yen, or 66.1%, to 274.8 billion yen in FY2014 first nine months compared with FY2013 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(iii) Europe:

Net revenues in Europe increased by 511.2 billion yen, or 33.7%, to 2,029.2 billion yen in FY2014 first nine months compared with FY2013 first nine months, and operating income increased by 21.8 billion yen, or 102.4%, to 43.1 billion yen in FY2014 first nine months compared with FY2013 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales and cost reduction efforts.

(iv) Asia:

Net revenues in Asia increased by 378.0 billion yen, or 11.5%, to 3,652.5 billion yen in FY2014 first nine months compared with FY2013 first nine months, and operating income increased by 19.4 billion yen, or 6.8%, to 305.7 billion yen in FY2014 first nine months compared with FY2013 first nine months. The increase in operating income was mainly due to cost reduction efforts.

(v) Other (Central and South America, Oceania and Africa):

Net revenues in other regions increased by 280.9 billion yen, or 18.5%, to 1,795.6 billion yen in FY2014 first nine months compared with FY2013 first nine months, and operating income increased by 17.3 billion yen, or 19.0%, to 108.3 billion yen in FY2014 first nine months compared with FY2013 first nine months. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2014

Reflecting the current trend of foreign currency exchange rates and favorable results obtained from a variety of measures for profit improvement, the current forecast of consolidated financial results for FY2014 (April 1, 2013 through March 31, 2014) is set forth below. This forecast assumes average exchange rates through the fiscal year of 100 yen per US$1 and 134 yen per 1 euro.

Forecast of consolidated results for FY2014

Net revenues	25,500.0 billion yen	(an increase of 15.6% compared with FY2013)
Operating income	2,400.0 billion yen	(an increase of 81.7% compared with FY2013)
Income before income taxes and equity in earnings of affiliated companies	2,530.0 billion yen	(an increase of 80.2% compared with FY2013)
Net income attributable to Toyota Motor Corporation	1,900.0 billion yen	(an increase of 97.5% compared with FY2013)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first nine months by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance of disclosures about offsetting assets and liabilities. This guidance requires additional disclosures about gross and net information for assets and liabilities including financial instruments eligible for offset in the balance sheets. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year, begun on or after January 1, 2013. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In February 2013, FASB issued updated guidance on the presentation of items reclassified out of accumulated other comprehensive income. This guidance requires to present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified out of each component of accumulated other comprehensive income based on its source. Toyota adopted this guidance from the interim period within the fiscal year, begun after December 15, 2012. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In July 2013, FASB issued updated guidance which permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a benchmark interest rate for hedge accounting purposes. This guidance also removes the restriction on using different benchmark rates for similar hedges. Toyota adopted this guidance for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2013 first nine months (April 1, 2012 through December 31, 2012)	FY2014 first nine months (April 1, 2013 through December 31, 2013)	Increase (Decrease)
Automotive	Japan	3,151,099	3,174,234	23,135
	North America	1,240,039	1,324,043	84,004
	Europe	266,756	371,863	105,107
	Asia	1,435,555	1,445,340	9,785
	Other	334,512	372,860	38,348

	Total	6,427,961	6,688,340	260,379

Other	Housing	4,016	4,465	449

Business segment		FY2013 third quarter (October 1, 2012 through December 31, 2012)	FY2014 third quarter (October 1, 2013 through December 31, 2013)	Increase (Decrease)
Automotive	Japan	945,417	1,031,356	85,939
	North America	398,431	433,913	35,482
	Europe	86,861	132,406	45,545
	Asia	487,321	509,667	22,346
	Other	109,264	125,489	16,225

	Total	2,027,294	2,232,831	205,537

Other	Housing	1,579	1,624	45

Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2013 first nine months (April 1, 2012 through December 31, 2012)	FY2014 first nine months (April 1, 2013 through December 31, 2013)	Increase (Decrease)
Automotive	Japan	1,667,977	1,641,420	(26,557)
	North America	1,865,450	1,962,212	96,762
	Europe	602,591	629,713	27,122
	Asia	1,267,933	1,201,290	(66,643)
	Other	1,225,531	1,349,888	124,357

	Total	6,629,482	6,784,523	155,041

Other	Housing	3,909	4,000	91

Business segment		FY2013 third quarter (October 1, 2012 through December 31, 2012)	FY2014 third quarter (October 1, 2013 through December 31, 2013)	Increase (Decrease)
Automotive	Japan	476,047	540,214	64,167
	North America	604,722	664,168	59,446
	Europe	190,425	222,779	32,354
	Asia	428,068	421,704	(6,364)
	Other	414,034	467,897	53,863

	Total	2,113,296	2,316,762	203,466

Other	Housing	1,485	1,335	(150)

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

	(Amount: million yen)
	FY2013 (March 31, 2013)	FY2014 third quarter (December 31, 2013)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	1,718,297	1,843,393	125,096
Time deposits	106,700	208,628	101,928
Marketable securities	1,445,663	1,521,096	75,433
Trade accounts and notes receivable, less allowance for doubtful accounts	1,971,659	1,831,092	(140,567)
Finance receivables, net	5,117,660	5,798,636	680,976
Other receivables	432,693	331,382	(101,311)
Inventories	1,715,786	1,889,127	173,341
Deferred income taxes	749,398	710,910	(38,488)
Prepaid expenses and other current assets	527,034	661,962	134,928

Total current assets	13,784,890	14,796,226	1,011,336

Noncurrent finance receivables, net	6,943,766	8,216,877	1,273,111
Investments and other assets:
Marketable securities and other securities investments	5,176,582	6,975,378	1,798,796
Affiliated companies	2,103,283	2,354,406	251,123
Employees receivables	53,741	46,729	(7,012)
Other	569,816	588,711	18,895

Total investments and other assets	7,903,422	9,965,224	2,061,802

Property, plant and equipment:
Land	1,303,611	1,312,892	9,281
Buildings	3,874,279	4,040,719	166,440
Machinery and equipment	9,716,180	10,308,885	592,705
Vehicles and equipment on operating leases	3,038,011	3,642,068	604,057
Construction in progress	291,539	284,637	(6,902)

Total property, plant and equipment, at cost	18,223,620	19,589,201	1,365,581

Less – Accumulated depreciation	(11,372,381)	(12,049,384)	(677,003)

Total property, plant and equipment, net	6,851,239	7,539,817	688,578

Total assets	35,483,317	40,518,144	5,034,827

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Amount: million yen)
	FY2013 (March 31, 2013)	FY2014 third quarter (December 31, 2013)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,089,528	4,944,528	855,000
Current portion of long-term debt	2,704,428	2,815,575	111,147
Accounts payable	2,113,778	1,864,729	(249,049)
Other payables	721,065	726,749	5,684
Accrued expenses	2,185,537	2,247,518	61,981
Income taxes payable	156,266	431,716	275,450
Other current liabilities	941,918	1,066,927	125,009

Total current liabilities	12,912,520	14,097,742	1,185,222

Long-term liabilities:
Long-term debt	7,337,824	8,612,914	1,275,090
Accrued pension and severance costs	766,112	798,798	32,686
Deferred income taxes	1,385,927	1,786,038	400,111
Other long-term liabilities	308,078	339,190	31,112

Total long-term liabilities	9,797,941	11,536,940	1,738,999

Total liabilities	22,710,461	25,634,682	2,924,221

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2013 and December 31, 2013 issued: 3,447,997,492 shares at March 31, 2013 and December 31, 2013	397,050	397,050	—
Additional paid-in capital	551,040	551,399	359
Retained earnings	12,689,206	13,819,263	1,130,057
Accumulated other comprehensive income (loss)	(356,123)	567,813	923,936
Treasury stock, at cost, 280,568,824 shares at March 31, 2013 and 278,666,087 shares at December 31, 2013	(1,133,138)	(1,125,430)	7,708

Total Toyota Motor Corporation shareholders’ equity	12,148,035	14,210,095	2,062,060

Noncontrolling interests	624,821	673,367	48,546

Total shareholders’ equity	12,772,856	14,883,462	2,110,606

Commitments and contingencies

Total liabilities and shareholders’ equity	35,483,317	40,518,144	5,034,827

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income

First nine months ended December 31

Quarterly Consolidated Statements of Income

	(Amount: million yen)
	FY2013 first nine months (Nine months ended December 31, 2012)	FY2014 first nine months (Nine months ended December 31, 2013)	Increase (Decrease)
Net revenues:
Sales of products	15,400,712	18,101,814	2,701,102
Financing operations	826,394	1,020,715	194,321

Total net revenues	16,227,106	19,122,529	2,895,423

Costs and expenses:
Cost of products sold	13,420,793	14,840,183	1,419,390
Cost of financing operations	427,598	629,594	201,996
Selling, general and administrative	1,560,208	1,796,768	236,560

Total costs and expenses	15,408,599	17,266,545	1,857,946

Operating income	818,507	1,855,984	1,037,477

Other income (expense):
Interest and dividend income	84,426	93,528	9,102
Interest expense	(18,985)	(15,321)	3,664
Foreign exchange gain, net	13,366	63,035	49,669
Other income, net	28,472	25,255	(3,217)

Total other income (expense)	107,279	166,497	59,218

Income before income taxes and equity in earnings of affiliated companies	925,786	2,022,481	1,096,695

Provision for income taxes	378,199	644,928	266,729
Equity in earnings of affiliated companies	182,044	248,077	66,033

Net income	729,631	1,625,630	895,999

Less: Net income attributable to noncontrolling interests	(81,448)	(99,543)	(18,095)

Net income attributable to Toyota Motor Corporation	648,183	1,526,087	877,904

	(Amount: yen)
Net income attributable to Toyota Motor Corporation per share
Basic	204.68	481.60	276.92
Diluted	204.67	481.27	276.60

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Quarterly Consolidated Statements of Comprehensive Income

	(Amount: million yen)
	FY2013 first nine months (Nine months ended December 31, 2012)	FY2014 first nine months (Nine months ended December 31, 2013)	Increase (Decrease)
Net income	729,631	1,625,630	895,999
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	121,442	335,614	214,172
Unrealized gains (losses) on securities	127,053	597,990	470,937
Pension liability adjustments	8,346	(759)	(9,105)

Total other comprehensive income (loss)	256,841	932,845	676,004

Comprehensive income	986,472	2,558,475	1,572,003

Less: Comprehensive income attributable to noncontrolling interests	(85,981)	(108,452)	(22,471)

Comprehensive income attributable to Toyota Motor Corporation	900,491	2,450,023	1,549,532

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Third quarter for the three months ended December 31

Quarterly Consolidated Statements of Income

	(Amount: million yen)
	FY2013 third quarter (Three months ended December 31, 2012)	FY2014 third quarter (Three months ended December 31, 2013)	Increase (Decrease)
Net revenues:
Sales of products	5,024,823	6,229,811	1,204,988
Financing operations	293,929	355,233	61,304

Total net revenues	5,318,752	6,585,044	1,266,292

Costs and expenses:
Cost of products sold	4,435,517	5,133,757	698,240
Cost of financing operations	162,539	213,436	50,897
Selling, general and administrative	595,939	637,342	41,403

Total costs and expenses	5,193,995	5,984,535	790,540

Operating income	124,757	600,509	475,752

Other income (expense):
Interest and dividend income	29,937	35,398	5,461
Interest expense	(6,190)	(5,583)	607
Foreign exchange gain (loss), net	(13,662)	46,311	59,973
Other income, net	(3,593)	2,321	5,914

Total other income (expense)	6,492	78,447	71,955

Quarterly income before income taxes and equity in earnings of affiliated companies	131,249	678,956	547,707

Provision for income taxes	67,353	207,748	140,395
Equity in earnings of affiliated companies	58,187	89,286	31,099

Quarterly net income	122,083	560,494	438,411

Less: Quarterly net income attributable to noncontrolling interests	(22,169)	(35,030)	(12,861)

Quarterly net income attributable to Toyota Motor Corporation	99,914	525,464	425,550

	(Amount: yen)
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	31.55	165.80	134.25
Diluted	31.55	165.70	134.15

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Quarterly Consolidated Statements of Comprehensive Income

	(Amount: million yen)
	FY2013 third quarter (Three months ended December 31, 2012)	FY2014 third quarter (Three months ended December 31, 2013)	Increase (Decrease)
Quarterly net income	122,083	560,494	438,411
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	337,702	240,983	(96,719)
Unrealized gains (losses) on securities	195,795	292,424	96,629
Pension liability adjustments	5,652	(2,848)	(8,500)

Total other comprehensive income (loss)	539,149	530,559	(8,590)

Quarterly comprehensive income	661,232	1,091,053	429,821

Less: Quarterly comprehensive income attributable to noncontrolling interests	(44,708)	(46,425)	(1,717)

Quarterly comprehensive income attributable to Toyota Motor Corporation	616,524	1,044,628	428,104

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Quarterly Consolidated Statements of Cash Flows

	(Amount: million yen)
	FY2013 first nine months (Nine months ended December 31, 2012)	FY2014 first nine months (Nine months ended December 31, 2013)
Cash flows from operating activities:
Net income	729,631	1,625,630
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	798,913	914,323
Provision for doubtful accounts and credit losses	15,786	33,987
Pension and severance costs, less payments	11,349	11,843
Losses on disposal of fixed assets	26,079	18,482
Unrealized losses on available-for-sale securities, net	2,074	2,937
Deferred income taxes	46,108	71,236
Equity in earnings of affiliated companies	(182,044)	(248,077)
Changes in operating assets and liabilities, and other	298,328	296,650

Net cash provided by operating activities	1,746,224	2,727,011

Cash flows from investing activities:
Additions to finance receivables	(7,345,914)	(9,101,384)
Collection of and proceeds from sales of finance receivables	6,564,843	8,178,724
Additions to fixed assets excluding equipment leased to others	(568,534)	(665,463)
Additions to equipment leased to others	(774,067)	(1,275,129)
Proceeds from sales of fixed assets excluding equipment leased to others	23,795	26,138
Proceeds from sales of equipment leased to others	364,631	577,522
Purchases of marketable securities and security investments	(2,588,128)	(3,556,002)
Proceeds from sales of and maturity of marketable securities and security investments	1,989,494	2,617,150
Changes in investments and other assets, and other	(19,090)	(143,246)

Net cash used in investing activities	(2,352,970)	(3,341,690)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,033,503	2,895,059
Payments of long-term debt	(2,064,900)	(2,268,556)
Increase in short-term borrowings	411,335	479,598
Dividends paid	(190,008)	(396,030)
Purchase of common stock, and other	(44,229)	(55,058)

Net cash provided by financing activities	145,701	655,013

Effect of exchange rate changes on cash and cash equivalents	23,344	84,762

Net increase (decrease) in cash and cash equivalents	(437,701)	125,096

Cash and cash equivalents at beginning of period	1,679,200	1,718,297

Cash and cash equivalents at end of period	1,241,499	1,843,393

Note:

In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(5) Segment Information

(i) Segment operating results

FY2013 first nine months (Nine months ended December 31, 2012)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	14,988,873	826,394	411,839	—	16,227,106
Inter-segment sales and transfers	29,215	21,385	346,200	(396,800)	—

Total	15,018,088	847,779	758,039	(396,800)	16,227,106
Operating expenses	14,476,303	604,225	720,159	(392,088)	15,408,599

Operating income	541,785	243,554	37,880	(4,712)	818,507

FY2014 first nine months (Nine months ended December 31, 2013)
	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	17,694,453	1,020,715	407,361	—	19,122,529
Inter-segment sales and transfers	35,403	31,828	379,116	(446,347)	—

Total	17,729,856	1,052,543	786,477	(446,347)	19,122,529
Operating expenses	16,106,238	851,935	745,498	(437,126)	17,266,545

Operating income	1,623,618	200,608	40,979	(9,221)	1,855,984

FY2013 third quarter (Three months ended December 31, 2012)
	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,879,235	293,929	145,588	—	5,318,752
Inter-segment sales and transfers	9,999	7,382	116,506	(133,887)	—

Total	4,889,234	301,311	262,094	(133,887)	5,318,752
Operating expenses	4,845,510	232,263	246,673	(130,451)	5,193,995

Operating income	43,724	69,048	15,421	(3,436)	124,757

FY2014 third quarter (Three months ended December 31, 2013)
	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,082,074	355,233	147,737	—	6,585,044
Inter-segment sales and transfers	14,513	9,667	130,677	(154,857)	—

Total	6,096,587	364,900	278,414	(154,857)	6,585,044
Operating expenses	5,581,017	297,590	257,749	(151,821)	5,984,535

Operating income	515,570	67,310	20,665	(3,036)	600,509

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Geographic Information

FY2013 first nine months (Nine months ended December 31, 2012)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,813,559	4,492,921	1,462,412	3,061,504	1,396,710	—	16,227,106
Inter-segment sales and transfers	3,568,958	75,831	55,584	212,985	117,980	(4,031,338)	—

Total	9,382,517	4,568,752	1,517,996	3,274,489	1,514,690	(4,031,338)	16,227,106
Operating expenses	9,116,022	4,403,261	1,496,688	2,988,181	1,423,645	(4,019,198)	15,408,599

Operating income	266,495	165,491	21,308	286,308	91,045	(12,140)	818,507

FY2014 first nine months (Nine months ended December 31, 2013)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	6,084,001	6,082,728	1,951,706	3,353,948	1,650,146	—	19,122,529
Inter-segment sales and transfers	4,403,855	122,081	77,567	298,608	145,514	(5,047,625)	—

Total	10,487,856	6,204,809	2,029,273	3,652,556	1,795,660	(5,047,625)	19,122,529
Operating expenses	9,326,432	5,929,977	1,986,155	3,346,836	1,687,312	(5,010,167)	17,266,545

Operating income	1,161,424	274,832	43,118	305,720	108,348	(37,458)	1,855,984

Note: “Other” consists of Central and South America, Oceania and Africa.

FY2013 third quarter (Three months ended December 31, 2012)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	1,765,672	1,510,486	494,529	1,047,203	500,862	—	5,318,752
Inter-segment sales and transfers	1,210,589	14,530	13,860	65,378	29,473	(1,333,830)	—

Total	2,976,261	1,525,016	508,389	1,112,581	530,335	(1,333,830)	5,318,752
Operating expenses	2,960,596	1,542,136	499,136	1,020,798	497,998	(1,326,669)	5,193,995

Operating income (loss)	15,665	(17,120)	9,253	91,783	32,337	(7,161)	124,757

FY2014 third quarter (Three months ended December 31, 2013)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,078,307	2,096,235	701,982	1,154,295	554,225	—	6,585,044
Inter-segment sales and transfers	1,465,757	40,622	24,249	98,366	49,228	(1,678,222)	—

Total	3,544,064	2,136,857	726,231	1,252,661	603,453	(1,678,222)	6,585,044
Operating expenses	3,212,667	2,024,325	708,524	1,142,583	571,251	(1,674,815)	5,984,535

Operating income	331,397	112,532	17,707	110,078	32,202	(3,407)	600,509

Note: “Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION    FY2014 Third Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(6) Significant Changes in Shareholders’ Equity

None